UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                      McNeil Real Estate Fund XXVII, L.P.
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                                (Name of Issuer)



                     Units of Limited Partnership Interest
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                         (Title of Class of Securities)




                                 Not Applicable
                 --------------------------------------------
                                (CUSIP Number)

                                 April 6, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which
this Schedule is filed:                                       ___ Rule 13d-1(b)
                                                              _X_ Rule 13d-1(c)
                                                              ___ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 6 pages

                                  Schedule 13G
--------------------------                             -----------------
CUSIP NO. - Not Applicable                             Page 2 of 6 Pages
--------------------------                             -----------------
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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Opal Partners, L.P.  See also Item 4
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
 -------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
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                          SOLE VOTING POWER
                     5
     NUMBER OF            Opal Partners, L.P. - 670,634
                          See also Item 4.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          Voting and dispositive power is exercised on
     OWNED BY             behalf of Opal Partners, L.P. by its general
                          partner, DDC&R, Inc. a California corporation.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             Opal Partners, L.P. - 670,634
                          See also Item 4.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          Voting and dispositive power is exercised on behalf
                          of Opal Partners, L.P. by its general parter,
                          DDC&R, Inc. a California corporation.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          670,634 Units of Limited Partnership Interest
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                [_]
 -------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      12.72%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      PN
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
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                                                   Page 3 of 6 pages
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Item 1(a).         Name of Issuer:

                   McNeil Real Estate Fund XXVII, L.P.

Item 1(b).         Address of Issuer's Principal Executive Offices:

                   13760 Noel Road, Suite 600
                   Dallas, Texas  75240

Item 2(a).         Name of Person Filing:

                   Opal Partners, L.P. ("Opal Partners")

Item 2(b).         Address of Principal Business Office or, if None, Residence:

                   Four Embarcadero Center, Suite 3250
                   San Francisco, California  94111

Item 2(c).         Citizenship:

                   California

Item 2(d).         Title of Class of Securities:

                   Units of Limited Partnership Interests

Item 2(e).         CUSIP Number:

                   Not applicable

Item 3.            Status of Person Filing:

          (a) [ ] Broker or dealer registered under Section 15 of the Act, (15 U.S.C. 78o);

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act, (15 U.S.C.
                    78c);

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act, (15 U.S.C. 78c);

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [ ]  An investment adviser in accordance with Section 240.13d-1
                   (b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

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                                                   Page 4 of 6 pages
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          (h) [ ]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);.

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Section 240.13d-1(c), check this box _X_

Item 4.            Ownership:

          (a).     Amount Beneficially Owned:

                   670,634 units of limited partnership interest

          (b).     Percent of Class:  12.72%

          (c).     Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:

                           670,634 units of limited partnership interest

                   (ii)  shared power to vote or to direct the vote:

                           Opal Partners' general partner, DDC&R, Inc., a California corporation ("DDC&R"), has the sole power to vote and to dispose of the limited partnership units. The sole stockholder and sole director of DDC&R is Carole J. McNeil.

                   (iii) sole power to dispose or to direct the disposition
                          of:

                           670,634 units of limited partnership interest


                   (iv)  shared power to dispose or to direct the
                             disposition of:

                           Opal Partners' general partner, DDC&R, has the sole power to vote and to dispose of the limited partnership units. The sole stockholder and sole director of DDC&R is Carole J. McNeil.

Item 5.            Ownership of 5% or Less of a Class:

                           Not Applicable

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                                                   Page 5 of 6 pages
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Item 6.            Ownership of More than 5% on Behalf of Another Person:

                           DDC&R and its sole stockholder and sole director, Carole J. McNeil, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the units of limited partnership interests of McNeil Real Estate Fund XXVII, L.P.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By The Parent Holding
                   Company:

                           Not applicable


Item 8.            Identification and Classification of Members of the Group:

                           Not Applicable

Item 9.            Notice of Dissolution of Group:

                           Not Applicable

Item 10.           Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                   Page 6 of 6 pages
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                                   SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date: April 15, 1998


                                   Opal Partners, L.P.


                                   By: DDC&R, Inc.
                                       its general partner


                                       By:  /s/  Carole J. McNeil
                                          ----------------------------
                                       Name:  Carole J. McNeil
                                       Title: President